April 13, 2023

Mr. Robert Shapiro
Mr. Doug Jones
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Maximus, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed November 22, 2023
File No. 1-12997

Dear Messrs. Shapiro and Jones:

I am writing with reference to your letter to David Mutryn, Chief Financial Officer of Maximus, dated April 12, 2023. That letter requested our response to certain comments from the SEC on our Form 10-K for the year ended September 30, 2023. That letter requested our response within ten business days.

We respectfully request an extension of time within which to submit our comments. We propose to submit our response to the SEC no later than May 10, 2023. Thank you for your courtesy in extending our response due date. Please contact me if you need further information.

Sincerely,

/s/ David R. Francis
David R. Francis
General Counsel and Secretary
1600 Tysons Boulevard, Suite 1400, McLean VA 22102 | (703) 251-8500